IRVINE VENTURE LAW FIRM, LLP

ATTORNEYS AT LAW
5 HUTTON CENTRE DRIVE
SUITE 1400
SANTA ANA, CALIFORNIA 92707
TELEPHONE: (949) 660-7700
FACSIMILE: (949) 660-7799

October 23, 2009

By EDGAR
Duc Dang, Esq.
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Hartman Short Term Income Properties XX, Inc. File No. 333-154750

Dear Mr. Dang:

This pre-effective amendment number 8 to the Form S-11A has been filed through the EDGAR filing system.  The sole purpose of this amended under Rule 472 to file the second amended and restated articles of incorporation and the bylaws of the registrant with you.

Please call the undersigned with any questions or concerns as you review the S-11A previously filed earlier this week as pre-effective amendment no. 7.

Very truly yours,

IRVINE VENTURE LAW FIRM, LLP

Michael E. Shaff